Exhibit 99.3

ADVANCED HEALTH INTELLIGENCE LTD

Security Code: AHI

Pause in Trading

Trading in the securities of the entity will be temporarily paused pending a further announcement.

Sandra Wutete

ASX Listings Compliance

Jun 13, 2023	Market Announcement 1/1